FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 3, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

In compliance with the applicable rules and regulations, this is to inform you that Claudio Fontes Nunes and Miguel Ángel Bibbó ceased to be Director of Gas and Energy and Director of Corporate Services, respectively, upon termination of such offices, as from September 1, 2009.

Both positions directly reported to the Board of Directors under section 270 of the Business Associations Law.

In addition, we inform you that the Board of Directors ratified direct reporting to the Management Body under Section 270 of the Business Associations Law, of the following positions: Director of Exploration and Production, held by Carlos Alberto da Costa; Marketing Director, held by Clóvis Corrêa de Queiroz; Industrial Director, held by Valdison Moreira; and Chief Financial Officer, held by Luis Miguel Sas.

www.petrobras.com.ar

(54-11) 4344-6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 09/03/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney